To the Board of Management of
Fresenius Medical Care Aktiengesellschaft
Hof an der Saale, Germany


         We have reviewed the accompanying schedule of special dividend calculation of Fresenius Medical Care AG for the five-year period from January 1, 1997 to December 31, 2001. Fresenius Medical Care AG's management is responsible for the schedule of special dividend calculation.

         Our review was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the schedule of special dividend calculation. Accordingly, we do not express such an opinion.

         Based on our review, nothing came to our attention that caused us to believe that the accompanying schedule of special dividend calculation of Fresenius Medical Care AG for the five-year period from January 1, 1997 to December 31, 2001, is not presented in all material respects, in conformity with section 2, "Dividends and Distributions", of the Certificate of Amendment of the Certificate of Incorporation of W.R. Grace & Co. under Section 805 of the Business Corporation Law dated September 27, 1996 and the interpretations thereof set forth in the notes to the schedule of special dividend calculation.


Frankfurt am Main, Germany
March 22, 2002


KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft